March 26, 2020

Jed Kaplan
Chief Executive Officer
Simplicity Esports & Gaming Co
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

       Re: Simplicity Esports & Gaming Co
           Registration Statement on Form S-1
           Filed March 24, 2020
           File No. 333-237359

Dear Mr. Kaplan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez at 202-551-3792 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services